Mail Stop 3561

February 11, 2008

Max Weissengruber
President
Freshwater Technologies, Inc.
30 Denver Crescent, Suite 200
Toronto, Ontario
Canada M2J 1G8

      Re: **Freshwater Technologies, Inc.**
                Response dated January 30, 2008 to comments issued on January 17, 2008 in connection with registration statement on Form SB-2 filed December 27, 2007
                File No. 333-140595

Dear Mr. Weissengruber:

We have reviewed your filing and have the following comment.

<u>Plan of Operation, page 35</u>

1. We have reviewed your response to comment 1 in our letter dated January 17, 2008. We do not concur that your accounting classification for recovery of written-off accounts receivables complies with U.S. GAAP. Under your current policy of recording recoveries as revenues, it appears that you are double counting revenues; once upon recognition of the receivable and again upon recovery of the write-off. Assuming the necessary revenue recognition criteria were met and the receivable was recorded as revenue, we believe the acceptable presentation would be to reflect the initial write-off in a provision for doubtful accounts line item below gross profit and credit that account upon recovery of the receivable. See, by analogy, Rule 5-03(b)(5) of Regulation S-X. If you do not concur, please tell us in detail your basis in GAAP for your current presentation and accounting or revise your financial statements accordingly. Also, please supplementally support your statement that your revenues were reasonably assured of collectibility by quantifying the amount of your September 30, 2007 inception to date revenues that have been collected from customers through the receipt date of this letter.

* * * *

Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Ellie Quarles, Special Counsel, at (202) 551-3238, or me at (202) 551-3725 if you have any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Kari Richardson, Esq.
Clark Wilson LLP
Fax: (604) 687-6314